SEC FILE NUMBER 001-35210
CUSIP NUMBER 404139 107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PTGi Holding, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

460 Herndon Parkway, Suite 150

Address of Principal Executive Office (Street and Number)

Herndon, VA 20170

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

PTGi Holding, Inc. (the “Company”) voluntarily filed a Form 15 (the “Form 15”) with the Securities and Exchange Commission (the “Commission”) on December 3, 2013 to terminate the registration of its common stock and its attendant reporting obligations under the Securities Exchange Act of 1934, as amended. However, as a result of a reevaluation of the Company’s business strategy with respect to its ongoing and future operations, the Company filed a Form 15/A (the “Form 15/A”) with the Commission on January 27, 2014 to immediately withdraw the Form 15 previously filed. Until such reevaluation and the filing the Form 15/A, the Company did not commence the preparation of its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, including the audited financial statements to be included therein (the “Annual Report”), because it believed that its obligation to file the Annual Report would be suspended and therefore it would not be subject to the applicable deadline for a Commission filing of its Annual Report. Due to this delay, the Company was unable to complete its Annual Report by the prescribed March 17, 2014 due date without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mesfin Demise	703	394-4560
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that significant changes in the results of operations for the fiscal year ended December 31, 2013 will be reflected by the Company’s earnings statements to be included in its Annual Report, as compared to the results of operations for the fiscal year ended December 31, 2012, due to (i) the Company’s divestiture of its BLACKIRON Data operations in April 2013 and of its North America Telecom operations in July 2013, each of which were previously reported in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2013 and September 30, 2013, and (ii) the Company’s subsequent determination to reclassify its International Carrier Services business unit, which had been reported as discontinued operations since the second quarter of 2012, as continuing operations. The Company cannot provide a reasonable estimate of the aforementioned results at this time due to the delays in the preparation of the Company’s audited financial statements for the fiscal year ended December 31, 2013 discussed above.

PTGi Holding, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2014	By:	/s/ Mesfin Demise Name: Mesfin Demise Title: Chief Financial Officer